Exhibit 16.1

April 22, 2016

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 16F of Form 20-F of China Digital TV Holding Co., Ltd. (the "Company") for the year ended December 31, 2015, which the Company expects to file on or about April 22, 2016, and have the following comments:

1.	We agree with the statements made in the first sentence of paragraph 1, paragraphs 2 and 3, the second sentence of paragraph 4 of Item 16F for which we have a basis on which to comment on, and we agree with, the disclosures.

2.	We have no basis on which to agree or disagree with the statements made in the second sentence of paragraph 1, the first sentence of paragraph 4 and paragraph 6 of Item 16F.

Yours sincerely,

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP